Mail Stop 3561

October 24, 2007

Ira Lyons
President
Hydrogen Hybrid Technologies, Inc.
1845 Sandstone Manor, Unit 11
Pickering, ON L1W3X9
Canada

>   **Re: Hydrogen Hybrid Technologies, Inc.**
>   **Form 10-QSB for the Quarter Ended**
>   **March 31, 2007**
>   **Filed May 22, 2007**
>   **File No. 333-76242**
>   **Form 8-K**
>   **Filed April 4, 2007**
>   **File No. 333-76242**

Dear Mr. Lyons,

        We issued comments to you on the above captioned filings on August 10, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 7, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by November 7, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Ethan Horowitz at (202) 551-3311 or Angela Halac at (202) 551-3398 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services